UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  MERGER

     [ ]  LIQUIDATION

     [x]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Claymore/Voyageur Income & Opportunities Fund

3.   Securities and Exchange Commission File No.: 811-22076

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [x]  Initial Application   [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     2455 Corporate West Drive
     Lisle, Illinois 60532

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Kevin M. Robinson
     Claymore Advisors, LLC
     2455 Corporate West Drive
     Lisle, Illinois 60532
     Telephone: (630) 577-2201

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7.   Name, address, and telephone number of the individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31-a1, .31-a2]:

     Claymore Advisors, LLC
     2455 Corporate West Drive
     Lisle, Illinois 60532
     Telephone: (630) 505-3700

8.   Classification of fund (check only one):

     [x]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]  Open-end              [x]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     None. Applicant has never entered into a contract with an investment adviser.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     None. Applicant has never made a public offering of its securities.

13.  Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes                   [x]  No

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


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          [x]  Yes              [ ]  No

          If Yes, state the date on which the board vote took place:
          May 19, 2009

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ]  Yes              [x]  No

          If Yes, state the date on which the board vote took place:

          If No, explain:

          The Fund has no shareholders, as the Fund has never made a public offering of its securities and no shares have been issued.

II.  DISTRIBUTIONS

16.  Not Applicable

17.  Not Applicable

18.  Not Applicable

19.  Not Applicable

III. ASSETS AND LIABILITIES

20.  Not Applicable

21.  Not Applicable

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  Not Applicable

23.  Not Applicable

V.  CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes                   [x]  No


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25.  Is the fund now engaged, or intending to engage, in any business activity other than those necessary for winding up its affairs?

     [ ]  Yes                   [x]  No

VI.  MERGERS ONLY

26.  Not applicable

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Claymore/Voyageur Income & Opportunities Fund, (ii) he or she is an authorized signatory of Claymore/Voyageur Income & Opportunities Fund, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F are true to the best of his or her knowledge, information, and belief.


                                   /s/ Kevin M. Robinson
                                   ---------------------------------------------
                                   Kevin M. Robinson
                                   Authorized Signatory
                                   Claymore/Voyageur Income & Opportunities Fund


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